UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2016

AEP INDUSTRIES INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35117	22-1916107
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

95 Chestnut Ridge Road, Montvale, New Jersey	07645
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (201) 641-6600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on August 24, 2016, AEP Industries Inc., a Delaware corporation (“AEP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Berry Plastics Group, Inc., a Delaware corporation (“Berry”), Berry Plastics Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Berry (“Holdings”), Berry Plastics Acquisition Corporation XVI, a Delaware corporation and a direct, wholly owned subsidiary of Holdings (“Merger Sub”), and Berry Plastics Acquisition Corporation XV, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Holdings (“Merger Sub LLC”), providing for (i) the merger of Merger Sub with and into AEP (the “First-Step Merger”), with AEP surviving the First-Step Merger, and (ii) thereafter, the merger of AEP with and into Merger Sub LLC (the “Second-Step Merger” and, together with the First-Step Merger, the “Mergers”), with Merger Sub LLC surviving as a wholly owned subsidiary of Holdings.

On December 7, 2016, AEP, Berry, Holdings, Merger Sub and Merger Sub LLC entered into Amendment No. 1 to the Merger Agreement (“Amendment No. 1”), which, among other things, (i) removed the requirement in the Merger Agreement that Berry make available and mail the form of election to AEP stockholders not less than thirty (30) business days prior to the anticipated election deadline, and required instead that the forms of election be made available and mailed at least twenty (20) business days prior to the anticipated election deadline; (ii) provided for the “unbundling” of the single proposal to approve the Merger Agreement into (A) a proposal to adopt the Merger Agreement pursuant to which AEP stockholders would be entitled to receive in connection with the Mergers, at the stockholder’s election, $110.00 in cash (the “Cash Consideration”) or 2.5011 shares of Berry common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) in exchange for each share of AEP common stock, subject to the proration mechanics in the Merger Agreement and (B) a proposal to adopt the Merger Agreement pursuant to which, in certain limited circumstances as specified in the Merger Agreement, Berry may elect, in its sole discretion, to pay one hundred percent (100%) of the consideration to be received by AEP stockholders in connection with the Mergers in cash, subject to certain conditions; (iii) revised certain mechanics in connection with the calculation of the 2017 performance units and the 2017 MIP; (iv) revised the Merger Agreement to permit AEP to redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for borrowed money, in the ordinary course of business consistent with past practice in a principal amount not to exceed $65 million in the aggregate; and (v) provided for the extension of the date after which, if the Mergers have not been consummated, either Berry or AEP may terminate the Merger Agreement from February 24, 2017 to March 31, 2017 if the proxy statement has not been mailed to AEP stockholders on or prior to January 20, 2017.

The consummation of the Mergers remains subject to the adoption of the Merger Agreement by AEP’s stockholders and the satisfaction or waiver of the other closing conditions as set forth in the Merger Agreement.

The foregoing description of Amendment No. 1 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 1, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 7, 2016, by and among Berry Plastics Group, Inc., Berry Plastics Corporation, Berry Plastics Acquisition Corporation XVI, Berry Plastics Acquisition Corporation XV, LLC and AEP Industries Inc.

Forward-Looking Information

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (as amended, and together with the rules and regulations thereunder, the “Securities Act”)

and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to AEP’s financial condition, results of operations and business and AEP’s expectations or beliefs concerning future events. All statements regarding Berry’s, AEP’s or their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, merger integration, growth opportunities, dispositions, expected lease income, plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “would,” “will,” “seeks,” “approximately,” “outlook,” “looking forward” and other similar expressions or the negative form of the same are forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Berry and AEP caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, risks and uncertainties related to (i) the ability to obtain the approval of AEP’s stockholders; (ii) the risk that the conditions to closing of the Mergers may not be satisfied; (iii) the ability of Berry to integrate the acquired business successfully and to achieve anticipated cost savings and other synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment; (v) potential litigation relating to the proposed transaction that could be instituted against Berry, AEP or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Berry’s or AEP’s business, including current plans and operations; (vii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the Mergers; (viii) changes in prices and availability of resin and other raw materials and AEP’s ability to pass on changes in raw material prices on a timely basis; (ix) continued availability of capital and financing and rating agency actions; (x) legislative, regulatory and economic developments; (xi) catastrophic loss of one of AEP’s key manufacturing facilities, natural disasters and other unplanned business interruptions; and (xii) management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the preliminary proxy statement/prospectus that was included in the registration statement on Form S-4/A (File No. 333-213803) (the “Form S-4/A”) that Berry filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction, and that includes a preliminary proxy statement of AEP that also constitutes a prospectus of Berry, as well as other factors described AEP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the SEC. The list of factors presented here is, and the list of factors presented in the Form S-4/A should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles or impediments to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Berry’s or AEP’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Berry nor AEP assumes any obligation to provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transaction, Berry has filed with the SEC a registration statement on Form S-4/A that contains a preliminary proxy statement/prospectus and other documents with respect to Berry’s proposed acquisition of AEP. Investors and security holders are urged to read the Form S-4/A (including all amendments and supplements thereto) filed, and other relevant documents that will be filed, with the SEC (including the definitive proxy statement/prospectus) if and when they become available because they will contain important information about the proposed transaction.

Additional Information and Where to Find It

Investors may obtain free copies of the registration statement, including the preliminary proxy statement/prospectus, and other relevant documents filed by Berry and AEP with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Berry with the SEC are available free of charge on Berry’s website at www.berryplastics.com and copies of the documents filed by AEP with the SEC are available free of charge on AEP’s website at www.aepinc.com.

Participants in the Solicitation Relating to the Mergers

Berry, AEP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AEP’s stockholders in respect of the proposed transaction. Information regarding Berry’s directors and executive officers can be found in the Form S-4/A and Berry’s 2016 Annual Report on Form 10-K for the year ended October 1, 2016, which was filed with the SEC on November 30, 2016, as well as its other filings with the SEC. Information regarding AEP’s directors and executive officers can be found in AEP’s definitive proxy statement for its 2016 annual meeting, which was filed with the SEC on February 25, 2016, and its 2015 Annual Report on Form 10-K for the year ended October 31, 2016, which was filed with the SEC on January 14, 2016, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants are included in the preliminary proxy statement/prospectus on Form S-4/A and other relevant documents filed with the SEC in connection with the proposed transaction. These documents are available free of charge on the SEC’s website and from Berry and AEP, as applicable, using the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 12, 2016	AEP INDUSTRIES INC.

	By:	/s/	LINDA N. GUERRERA

		Name:	Linda N. Guerrera
		Title:	Vice President, Finance and Controller

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 7, 2016, by and among Berry Plastics Group, Inc., Berry Plastics Corporation, Berry Plastics Acquisition Corporation XVI, Berry Plastics Acquisition Corporation XV, LLC and AEP Industries Inc.